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                                                                                                 EXHIBIT 12

                     KENTUCKY POWER COMPANY
        Computation of Ratio of Earnings to Fixed Charges
                (in thousands except ratio data)
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                                                                                                    Twelve
                                                                                                    Months
                                                              Year Ended December 31,               Ended
                                                  1992       1993       1994      1995      1996    6/30/97
Fixed Charges:
  Interest on First Mortgage Bonds . . . . . .  $13,275    $17,472    $19,090   $19,090   $14,914   $14,038
  Interest on Other Long-term Debt . . . . . .    7,668      2,033       -        2,422     6,446     8,188
  Interest on Short-term Debt. . . . . . . . .      413      1,001      1,621     2,242     2,849     2,979
  Miscellaneous Interest Charges . . . . . . .      861        523        485       510       555       542
  Estimated Interest Element in Lease Rentals.      800        800        700       700       800       800
       Total Fixed Charges . . . . . . . . . .  $23,017    $21,829    $21,896   $24,964   $25,564   $26,547

Earnings:
  Net Income . . . . . . . . . . . . . . . . .  $26,537    $18,031    $25,273   $25,128   $16,973   $20,120
  Plus Federal Income Taxes. . . . . . . . . .    1,465      1,620      2,178     3,914     5,119     7,811
  Plus State Income Taxes. . . . . . . . . . .    1,891      1,116      1,154     1,420       598     1,396
  Plus Fixed Charges (as above). . . . . . . .   23,017     21,829     21,896    24,964    25,564    26,547
       Total Earnings. . . . . . . . . . . . .  $52,910    $42,596    $50,501   $55,426   $48,254   $55,874

Ratio of Earnings to Fixed Charges . . . . . .     2.29       1.95       2.30      2.22      1.88      2.10
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